VIA EDGAR

December 6, 2017

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re: CapWest Income LLC

Offering Statement on Form 1-A

Filed October 19, 2017

Your File No. 024-10620

Dear Ms. Gupta Barros:

We write on behalf of CapWest Income LLC (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated November 14, 2017, by Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities, commenting on the Company’s Form Offering Statement on Form 1-A/A, filed October 19, 2017.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Plan of distribution and Terms of the Offering

The New notes issued in the offering will be sold by issuer, page 13

1.	Please revise your disclosure to describe how the securities will be offered and sold, including the role of any company employees or third parties in such activities. Refer to Item 508(c) of regulation s-k.

Response: We have revised the Offering Circular to clarify that the Notes will be sold by our Managers.

Administrative agreement, page 18

2.	we note your disclosure in this section and elsewhere that jumpstart securities, llc is not an underwriter in this offering. Please provide an analysis of why JumpStart Securities, LLC is not an underwriter in connection with your offering. Pursuant to section 2(a)(11) of the Securities Act of 1933, “[t]he term ‘underwriter’ means any person who… participates or has a direct or indirect participation in [the distribution of any security]…” It appears JumpStart Securities, LLC is participating, directly or indirectly, in the offering of your securities. For example, we note the disclosure that you will pay Jumpstart Securities LLC a fee “equal to 1.0% of the gross proceeds from the sale of the shares offered by this Offering Circular.” Please tell us why you believe this variable compensation, which is linked to the success of the offering, isn’t underwriting compensation. We also note that JumpStart Securities llc provided advisory services during the preparatory stages of going to market with your contemplated securities offering, will review and process information and subscription agreements from potential investors, and will contact you and/or your agents, if needed to gather additional information or clarification from prospective investors.

Response: JumpStart Securities, LLC has not been described as an underwriter because it has been engaged to provide a limited scope of services, including that it will execute the sales of securities to investors in this offering. JumpStart is involved in the selling process to the extent that it provides compliance (eg. AML checks) and execution services for investors in the offering during the subscription process. The use of the term “selling” does not signify a direct sales/solicitation/recommendation function, but rather an indirect, supporting, compliance driven function in the overall purchase and sale, or “selling”, transaction. In describing the role of JumpStart Securities, LLC, the Offering Circular discloses in multiple locations that JumpStart will not be paid selling commissions or underwriter fees but that its compensation is limited to fees for administrative and technology services.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

Bryan Clark

Enclosure (Acknowledgment by the Company)